SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Haim Schleifer ——————————— Haim Schleifer General Manager

Date:  December 16, 2003

Tel Aviv Stock Exchange Ltd	Israel Securities Authority
54 Achad Ha’am St	22 Kanfei Nesharim St
65202 Tel Aviv	95464 Jerusalem

re: RoboGroup T.E.K. Ltd – Immediate Disclosure

Following to RoboGroup T.E.K. Ltd. (the “company” or “RoboGroup”)) announcement dated December 14, 2003, additional details regarding the suit filled by the Company against Furier System (1989) Ltd. (“Furier”).

The suit arises from improper competitive activities by Furier within the technology training market. Furier has hired three former employees of RoboGroup who are currently engaged by Furier in the technology training market, and are using commercial secrets of RoboGroup. In addition, Furier is being sued for the violation of a distribution agreement signed with Robotec Technologies Ltd. (“Robotec”), in March 2003, nominating Robotec as an exclusive distributor of Furier’s products in Israel.

The suit seeks injunctions, damages and other affirmative relief.

For the damages arising from the violation of the distribution agreement, the Company seeking return of expenses actions incurred by Robotec, in an amount of approximately NIS 100,000, for an injunction for detailed information about the revenues lost by Robotec due to the violation of the agreement by Furier, and compensation in an amount, to be determined, representing the profits lost to the Company.

For the use of commercial secrets and other torts detailed in the suit, the Company is seeking for damages in the highest level possible under the Commercial Torts Law, 1999 and the Libel Prohibition Law, 1965, as compensations without the proof of damages (i.e. NIS 100,000 for each tort).

The aggregate amount of damages sought in the suit as a result of commercial torts of Furier and for the violation of the distribution agreement is NIS 2.6 million.

Very truly yours

RoboGroup T.E.K Ltd

December 16, 2003